Exhibit 99.4

Proof 1 5-Nov-24 The Board of Directors unanimously recommends a vote FOR the Resolution. Resolution FOR AGAINST ABSTAIN Res. 1 Concord Medical Services Holdings Limited TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF Concord Medical Services Holdings Limited Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolution to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 7 □ □ □ □ □ L _J

Proof 1 5-Nov-24 Concord Medical Services Holdings Limited AGENDA Resolution 1. It is resolved as a special resolution that the Fourth Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association annexed hereto. Concord Medical Services Holdings Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Concord Medical Services Holdings Limited (the “Company”) will be held on December 27, 2024, at 10:00 a.m. (Hong Kong Time), which is December 26, 2024, at 9:00 p.m. (Eastern Time), at Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China, for the purpose set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) (“ADRs”) FOR or AGAINST or ABSTAIN from voting on the Resolution proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Time), on December 19, 2024. Only the registered holders of record of ADRs as of the close of business in New York City on November 27, 2024, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company of record as of the close of business in New York City on November 27, 2024, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given at the Annual General Meeting of shareholders. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. (Eastern Time), on December 19, 2024. Please Note: The Notice of Annual General Meeting is available for viewing on the Company’s website ______________. JPMorgan Chase Bank, N.A., Depositary